Goldenbridge Acquisition Limited

15/F, Aubin House

171-172 Gloucester Road

Wanchai, Hong Kong

Via Edgar

U.S. Securities and Exchange Commission	September 20, 2022
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549

Re:	Goldenbridge Acquisition Ltd
Form 10-K for Fiscal Year Ended June 30, 2021
Filed September 1, 2021
Form 10-K/A for Fiscal Year Ended June 30, 2021
Filed December 22, 2021, July 15, 2022 and August 10, 2022
File No. 001-40132

Dear Sir/Madam:

We have set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in its letter of September 6, 2022 with respect to the Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (File No. 001-40132) (the “10-K”) filed with the SEC on September 1, 2021, as amended on December 22, 2021, July 15, 2022 and August 10, 2022, by Goldenbridge Acquisition Limited, a British Virgin Islands company (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response.

Amendment No. 3 to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2021 filed August 10, 2022

Business
Introduction, page 1

1.	We note the revisions made in response to comment 1 and the focus on the legal and operational risks to the company post-business combination. However, we continue to note that your principal executive offices are located in Hong Kong, the SPAC Sponsor is located in Hong Kong, and a majority of your executive officers and/or directors are located in or have significant ties to Hong Kong. Both CF Disclosure Guidance: Topic No. 10 (November 23, 2020) and the Sample Letter to China-Based Companies (December 20, 2021) indicate that a China-based issuer is a company based in China or Hong Kong. Therefore, we reissue comment one. Please clearly disclose the legal and operational risks associated with your company being based in China.

COMPANY RESPONSE: The Company intends to include the disclosure, as set forth in Annex A attached hereto, in an amendment to the 10-K in response to the Staff’s comment.

Yongsheng Liu

Goldenbridge Acquisition Ltd
September 20, 2022

2.	We partially reissue comment 2. Please disclose the risks that being based in China poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

COMPANY RESPONSE: The Company intends to include the disclosure, as set forth in Annex B attached hereto, in an amendment to the 10-K in response to the Staff’s comment.

3.	We note your response to comment 3. Please disclose how you reached the determination that you are not required to obtain any licenses or approvals for offering securities to foreign investors and while seeking a target for the initial business combination, or to operate and to issue your securities to foreign investors and to list on a US exchange. To the extent you are relying upon the opinion of counsel, please identify counsel in the disclosure and file their consent as an exhibit.

COMPANY RESPONSE: In response to the Staff’s comment, the Company intends to include the following disclosure in an amendment to the 10-K:

“Based on our understanding of the current PRC laws, as of the date of this annual report, Goldenbridge is not required to obtain any permission or approval from PRC authorities to obtain any licenses or approvals for offering securities to foreign investors and while seeking a target for the initial business combination, or to operate and to issue our securities to foreign investors and to list on a US exchange, including the CSRC or the CAC, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation; and (ii) Goldenbridge was established in the BVI and operates through an office space located in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

Uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in PRC and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.”

Yongsheng Liu

Goldenbridge Acquisition Ltd
September 20, 2022

Enforceability of Civil Liabilities, page 10

4.	Please move this disclosure to a separate section on enforcement of liabilities, rather than a subsection of the business section. Please also revise to clarify that the sponsor is located in Hong Kong. Lastly, revise to discuss the cost and time constraints associated with seeking enforcement in China.

COMPANY RESPONSE: In response to the Staff’s comment, the Company will move this disclosure to a separate section on enforcement of liabilities, rather than a subsection of the business section. The Company intends to include the revised disclosure in an amendment to the 10-K, as set forth on Annex C, which has clarified that the sponsor is located in Hong Kong and discussed the cost and time constraints associated with seeking enforcement in China.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at 212-407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

GOLDENBRIDGE ACQUISITION LIMITED

/s/ Yongsheng Liu
Name:	Yongsheng Liu
Title:	Chief Executive Officer

cc: Giovanni Caruso, Esq.

Yongsheng Liu

Goldenbridge Acquisition Ltd
September 20, 2022

Annex A

Goldenbridge is not a Chinese operating company, but an offshore holding company incorporated in the British Virgin Islands (“BVI”). As a holding company with no material operation of our own, we conduct our operations through an office space in Hong Kong. We currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in China.

Because our operations are primarily conducted through an office space located in Hong Kong and our sponsor and certain of our executive officers and/or directors are located in or have significant ties to Hong Kong, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity review and regulatory review of oversea listing of our ordinary shares through an offshore holding company. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our ordinary shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or hinder our ability to offer or continue to offer our ordinary shares to investors; and

●	may cause the value of our ordinary shares to significantly decline or be worthless.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Goldenbridge’s daily business operation, its ability to accept foreign investments and the listing of our ordinary shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors.

Based on our understanding of the current PRC laws, as of the date of this annual report, Goldenbridge is not required to obtain any permissions or approvals from any PRC authorities before listing in the U.S. and to issue our ordinary shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation; and (ii) Goldenbridge operates through an office space located in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. However, we believe that uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Yongsheng Liu

Goldenbridge Acquisition Ltd
September 20, 2022

Annex B

Risks Related to Doing Business in Jurisdictions We Operate

All our operations are through our office space located in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Goldenbridge is a holding company with no material operations of its own and we conduct our operation through our office located in Hong Kong. As of the date of this annual report, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our ordinary shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could increase costs, require us to obtain licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares, potentially rendering it worthless.

Yongsheng Liu

Goldenbridge Acquisition Ltd
September 20, 2022

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Measures”), which are now open for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

We do not currently expect the Revised Review Measures to have an impact on our business, operations or our offering as we do not believe that Goldenbridge is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) Goldenbridge is incorporated in the BVI and operating through an office located in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a BVI holding company operating through an office located in Hong Kong; (ii) Goldenbridge operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this annual report, Goldenbridge has not collected and stored any personal information of PRC individuals; and (vi) as of the date of this annual report, Goldenbridge has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Goldenbridge is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Goldenbridge’s operation and the listing of our ordinary shares in the U.S. could be subject to CAC’s cybersecurity review in the future.

Based on our understanding of the current PRC laws, as of the date of this annual report, Goldenbridge is not required to obtain any permission or approval from PRC authorities to obtain any licenses or approvals for offering securities to foreign investors and while seeking a target for the initial business combination, or to operate and to issue our securities to foreign investors and to list on a US exchange, including the CSRC or the CAC, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation; and (ii) Goldenbridge was established in the BVI and operates through an office space located in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

Yongsheng Liu

Goldenbridge Acquisition Ltd
September 20, 2022

Uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in PRC and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation.

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Yongsheng Liu

Goldenbridge Acquisition Ltd
September 20, 2022

Annex C

Enforceability of Civil Liabilities

PRC Law

Among our directors and officers, Jining Li and Kinpui Choi are residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. Our sponsor is also located in Hong Kong. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in Hong Kong.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the British Virgin Islands. Thus, we believe that it is uncertain whether and on what basis a PRC court would enforce a judgment ruled by a court in the United States or the British Virgin Islands. As such, there is uncertainty as to the cost and time constraints associated with seeking enforcement of such a judgement in PRC.

In addition, under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. We believe that it will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws by virtue only of holding securities, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.